                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2003


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

[OLIVETTI LOGO]                        [TELECOM ITALIA LOGO]

PRESS RELEASE

Milan, 7th March 2003 - With reference to continuous rumours regarding extraordinary transactions concerning Olivetti and Telecom Italia in the absence of any decision by the relevant corporate bodies, it is announced that both companies have given mandate to their lawyers to evaluate the most appropriate steps, in any court, even penal, to safeguard investors' interests and their image.

The competent market Authorities - which will be promptly informed of the any steps taken - have also been asked to assess the implementation of the most appropriate measures in order to assure that the market functions properly, including the suspension of trading.

It has also been decided that the board meetings to examine possible extraordinary transactions will be brought forward to 12th March 2003.

Olivetti                               Telecom Italia
Ufficio Stampa e Comunicazione         Communication & Media Relations
+39 0125 522885 / 2639                 +39.06.3688.2066 / 2188
www.olivetti.it                        www.telecomitalia.it/stampa

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

-	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

-	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

-	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	the impact of regulatory decisions and changes in the regulatory environment;

-	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

-	the continuing impact of rapid changes in technologies;

-	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

-	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

-	Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-	SEAT's ability to successfully implement its internet strategy;

-	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

-	the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

-	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 07, 2003


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager